

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> RE: **China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your response letter dated February 7, 2013 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 9 – page 65

1. We have read your response to comment 6 from our letter dated January 15, 2013. You disclose in your 2008 Form 10-K/A3 filed on October 30, 2009 that you entered into a contract with Xi'an Baqiao local government for a rubber dam construction project and committed to spend approximately $1,026,017 for this project. In reviewing your 2009, 2010 and 2011 Forms 10-K it is not clear whether there is clear disclosure regarding the status of this project. In your response letter you state that you have only constructed two rubber dams for the government, which appears less than originally proposed in the Exclusive Right Agreement and the costs for these two projects were RMB 73.6 million. In future filings please clarify and quantify the material components of the work in process and/or completed pursuant to the Exclusive Right Agreement. Please also address

the reasons why any work included in the Exclusive Right Agreement has not begun and your expectation of when such work may start.

2. We understand that approximately $5 million of amortization has been recognized on your $51 million development right intangible asset. This asset was recognized on your 2007 New Land acquisition and was based on a development contract with an initial stated expiration date of June 30, 2011 that was extended in 2010 to 2016. In your May 15, 2007 8-K reporting the acquisition, you disclosed that the 487 acre project was expected to be fully sold by 2010 and that development costs and profits were expected to be $309.5 million and $168.9 million, respectively. Based on the disclosures in your September 30, 2012 10-Q, we understand that of the 487 acres: 18.4 acres were sold in 2007; 79 acres are being developed in the Puhua project with completion expected in 2014; 42 acres will be developed in the Golden Bay project between 2013 and 2014; 107 acres will be developed in the Textile project between 2013 and 2018; and that no specific development plans exist for the remaining 241 acres. Given the materiality of the asset to your total equity, please expand your MD&A critical accounting policy disclosure in future filings to quantify the material assumptions supporting your amortization policy for the asset. Specifically address the fact that a substantial portion of the 487 acres are not expected to be fully developed until after the 2016 contract expiration date. For each period presented, quantify the numerator and denominator profit assumptions that support the amortization expense recognized in each period. See Section 501.14 of the Financial Reporting Codification.

Note 16, page 70

3. We have read response 7 in your February 7, 2013 letter and it remains unclear whether your accounting complies with the guidance in ASC 835-20-25 and ASC 835-20-30. Please quantify the following assumptions and explain in detail the factors considered in making these determinations for the PuHua Real Estate Development joint venture entity:

    *   The average amount of accumulated expenditures for qualifying assets during 2009, 2010, 2011 and in 2012;
    *   The average amounts of borrowings in 2009, 2010, 2011 and in 2012, the interest rates on those borrowings and the resulting weighted average interest rates, and the corresponding amounts of interest incurred each period;
    *   The capitalization rate used in each period; and
    *   The total interest cost capitalized each period on the qualifying assets.

    Further, please explain how you determined that interest was capitalized only on assets that were actively under development each period as opposed to assets of the joint venture for which development had not commenced in accordance with ASC 835-20-15-8. In this regard, we understand that completion of the 79 acre real estate development project may not occur until 2014 or later.

4. Please clarify for us how you classified the $30 million payments to Prax in your 2010 and 2011 Statements of Cash Flows. We understand that in response to our comment you agreed to classify such amounts as investing activities. However, it now appears that the interest component should be classified as operating activities whereas the principal payments should be classified as financing activities. Please tell us your consideration of ASC 230-10-45-15 and ASC 230-10-45-17 as they apply to this issue.

5. We understand that you applied a 45% discount rate to estimate the fair value of the Prax mandatorily redeemable financial instrument in May 2010. Please explain why you used a discount rate that substantially exceeded the borrowing rate on your other obligations. For example, page 61 of your December 31, 2009 10K reports that you negotiated a 10% interest rate on any guarantee obligations payable to Prax. Also, page 60 of your December 31, 2009 10K reports a 6.6% average interest rate on secured borrowings with maturities less than or equal to one year. Further, page 12 of your March 31, 2010 10Q reports that you borrowed $30 million in the quarter with rates ranging from prime to 10%. Tell us also why you did not use a risk free rate of return in calculating fair value given that Prax retained all of their stock and attached voting and distribution rights until they actually received the prescribed cash payments from you. The risk profile in this arrangement, where Prax does not surrender any consideration until they are paid by you, is substantially different from your lending arrangements where the bank gives you cash upfront and only has collateral rights with which to obtain repayment in the event of default. It appears that the impact of using a 45% rate instead of the 10% rate has enabled you to increase your total assets and equity by approximately $30 million. See the guidance in ASC 835-30-25-12.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief